1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Board Proposes Dividend of NT$3.0 Cash and
0.5% Stock Per Share
Hsin-Chu, Taiwan, R.O.C., February 10, 2009 —TSMC’s (NYSE: TSM) Board of Directors today adopted a proposal recommending distribution of NT$3.0 cash dividend per common share and 0.5 percent stock dividend (5 shares for every 1,000 owned). The proposal will be discussed and decided at the Company’s annual shareholders’ meeting scheduled for June 10, 2009.
TSMC’s Vice President and Chief Financial Officer, Ms. Lora Ho said that at its meeting today the Board of Directors:
1.	Approved the 2008 Business Report and Financial Statements. Revenue for 2008 totaled NT$333.16 billion and net income was NT$99.93 billion, with earnings per share of NT$3.83.
2.	Approved a proposal for distribution of 2008 profits and capitalization of capital surplus.
(1)	A Cash dividend of NT$3.0 per share and 0.5% stock dividend (5 shares for every 1,000 owned) will be proposed to shareholders. Out of the 0.5% stock dividend, 0.2% will be composed of distribution of profits, and 0.3% will be composed of capitalization of capital surplus.
(2)	In accordance with new accounting regulations requiring expensing of employee profit-sharing, TSMC’s 2008 net profit of NT$99.93 billion was net of employee profit-sharing expenses of NT$14.99 billion. The Board approved distribution of 50 percent of employee profit-sharing in cash and 50 percent in the form of stock, or NT$7.49 billion in cash and stock with market value of NT$7.49 billion. The number of shares to be distributed will be calculated based on the closing price of TSMC common shares on June 9, the day before TSMC’s 2009 annual Shareholder’s Meeting.
3.	Approved an issuance of 146,299 new TSMC common shares as a result of employees exercising their stock options and set February 17, 2009, as the record date for the capital increase.
4.	Appointed Dr. L. John Liang as the head of TSMC’s Internal Audit.
5.	Approved scheduling of the 2009 annual Shareholders’ Meeting for 9:00 a.m. on June 10, 2009 at TSMC’s Fab 12 (8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan).

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TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho	Mr. J.H. Tzeng	Michael Kramer	Dana Tsai
Vice President and CFO	Deputy Director	Principal Specialist	Senior Administrator
Tel: 886-3-566-4602	PR Department	PR Department	PR Department
	Tel: 886-3-505-5028	Tel: 886-3-563-6688 ext.7126216	Tel: 886-3-563-6688 ext.7125036
	Mobile: 886-928-882-607	Mobile: 886-926-026-632	Mobile: 886-920-483-591
	E-Mail: jhtzeng@tsmc.com	E-Mail: pdkramer@tsmc.com	E-Mail: dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: February 10, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer